Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Tritium

Business Combination Partner: Decarbonization Plus Acquisition Corp II (NASDAQ: DCRN, DCRNW, DCRNU)

Manufacturer of Electric Vehicle Fast Chargers, a Global Technology Leader, Global Sales and Service Footprint Across Four Continents and Leading Market Share in the U.S., Europe and Australia & New Zealand.

TRITIUM

November 2021

An Established Pioneer and Global Leader in EV Charging

Born from solar car racing and advanced power electronics over 20 years ago, Tritium has been a pioneer in electric vehicle (EV) charging since it shipped its first direct current (DC) fast charger in 2014. With an established team of 459 staff, Tritium has sold over 5,250 DC fast chargers, across 41 countries, to over 100 high quality customers.

To date Tritium chargers have already delivered over 3.6 million fast charging sessions, provided over 55 GWh of power and offset over 2 million gallons of gasoline.

5,250+	41	100+
DC Chargers Sold	Countries	High Quality Customers



Track Record of Strong Growth, Ability to Scale and Capture Market Share

Tritium has a proven ability to scale sales and production quickly. Since 2016, revenue has grown 700% to a projected USD $84M in 2021. Tritium has an established footprint and global presence with 7 facilities across 4 countries, with significant presence in Europe, the United States, Australia, and Singapore. The company has set aggressive plans for expansion with production capacity planned to triple in 2022 by expanding manufacturing facilities in the US and Europe, ready to meet rapidly increasing demand now that EVs are becoming more widely adopted.

~15% United States Market Share*

~20% European Market Share*

>75% Australian & New Zealand Market Share*



$10M
$14M
$31M
$50M
$59M
$84M
2016A
2017A
2018A
2019A
2020A
2021E

Delivering the Key Enabling Technology to Unlock EV Uptake

EV charging infrastructure is a global greenfield opportunity where fast charger coverage will be needed across the world's road network. Tritium believes it is differentiated from competitors in its ability to pursue a broader range of opportunities within the Total Addressable Market (TAM). Being customer segment agnostic, Tritium sells to both public charging and private fleet operators, and unlike many competitors, Tritium has certified its products for the European Union and North American markets. Recent commercial wins have been positive, for the three months ended September 30, 2021, Tritium booked record orders of approximately USD $55M.

Diverse, High Quality Customer Base

enel x, SIEMENS, GILBARCO VEEDER-ROOT, pod POINT, SSAMarine, CIRCLE K, blink, EVIE, IONITY, INSTAVOLT, mer

On-Charger Firmware and Paid Software are Ready to Grow Recurring Revenue

Tritium receives valuable data from each charger through an array of on-charger sensors including twelve microprocessors. The quantity and detailed nature of the data provided by this component level hardware/software integration, combined with a wide range of third-party integrations across the e-mobility ecosystem, form a competitive edge and strong barriers to entry. Tritium's forward software road-map includes additional paid, recurring revenue generating software modules.

Tritium Software Empowers Operators to Manage Their Assets



All chargers

Clearly Differentiated Product Roadmap Driven via Proprietary Technology

Tritium has the only liquid cooled and fully sealed chargers in the world, which reduces maintenance costs by uniquely protecting sensitive power electronics from dust, water, and salt ingress. Tritium's next generation platform builds upon these technology building blocks and the related total cost of ownership (TCO) advantages by incorporating its unique differentiators into a modular architecture. New Tritium products will be designed to deliver optimal levels of customer flexibility while utilizing common components to streamline Tritium internal operations and supply chain.

Some Examples of why Customers Choose Tritium Technology



Liquid Cooling



IP 65 Rating

Attractive Valuation Compared to Other E-mobility Equities

One of the few pure play EV charging OEMs, the merger values Tritium at USD $1,200M, equal to approximately 3.3x expected 2023 revenue of USD $359M. Currently, before finalization of the business combination, the company presents an attractive valuation when compared to other EV charging business combination transactions and diversified electrical equipment companies.

For more information, we welcome you to review the published investor presentation and receive a presentation from our management team.

Enterprise Value/Revenue Multiple Peer Comparison**



3.3x
9.6x
12.8x
5.1x
2023
2023
2023
2023
TRITIUM
chargepoin+
EVgo
volta

tritiumcharging.com/investor-relations

*Based on public DC chargers, excluding Tesla. As of March 2020

**Multiple comparison as of 20th October 2021

Disclaimer (1/2 Pages) About Tritium Founded in 2001, Tritium Holdings Pty Ltd (“Tritium”) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world. On May 26, 2021, Tritium announced it had entered into a definitive agreement for a proposed business combination (the “Business Combination”) with Decarbonization Plus Acquisition Corporation II (“DCRN”) (NASDAQ: DCRN, DCRNW, DCRNU), a publicly traded special purpose acquisition company (SPAC), that would result in Tritium DCFC Limited (“NewCo”), which will be the going-forward company, becoming publicly listed. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is currently expected to occur in either December 2021 or January 2022. For more information, visit tritiumcharging.com About DCRN DCRN is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone's 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables. DISCLAIMER This document (together with oral statements made in connection herewith, the “Document”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the Business Combination. This document is being provided to you on the basis that: (i) if you are in Australia, you are a “professional investor” or sophisticated investor” (as those terms are used in section 708(11) and 708(8) respectively of the Corporations Act 2001 (Cth) (the “Corporations Act”)); or (ii) if you are outside Australia, you are a person to whom the provision of the information in this document is permitted by the laws of the jurisdiction in which you are situated without the need for registration, lodgment or approval of a formal disclosure document or any other filing formality in accordance with the laws of that foreign jurisdiction. The information contained herein does not purport to be all inclusive and none of DCRN, NewCo, Tritium, Credit Suisse Securities (USA) LLC (“Credit Suisse”) or Palantir Technologies Inc., nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, placement agents, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Document. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Document, you confirm that you are not relying upon the information contained herein to make any decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in NewCo. To the fullest extent permitted by law, in no circumstances will DCRN, NewCo, Tritium, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Document, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Document does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of DCRN, NewCo, Tritium, or the Business Combination. Please refer to the business combination agreement and other related transaction documents for the full terms of the Business Combination. The information contained in this document does not constitute financial product advice or the dealing in a financial product (within the meaning of the Corporations Act) and you should not construe the contents of this document as legal, taxation, accounting, regulatory, investment or other (including financial product) advice or as a recommendation or statement of opinion. The general explanations included in this Document cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Important Information and Where to Find It In connection with the Business Combination, NewCo, which will be the going-forward public company, filed a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2021, as amended, which includes a preliminary proxy statement of DCRN. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of DCRN as of a record date to be established for voting on the Business Combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov. Participants in the Solicitation DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the Business Combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement for the Business Combination. No Offer or Solicitation This Document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made (i) in Australia except by means of a disclosure document meeting the requirements of Chapter 6D of the Corporations Act or pursuant to an exemption under, or relief given pursuant to, the Corporations Act; (ii) in the United States except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom; or (iii) in any other jurisdiction, except in accordance with the laws of that jurisdiction. This Document is not a prospectus or other disclosure document under Australian law, United States law or any other law. Neither the Australian Securities and Investments Commission (“ASIC”) nor the SEC has approved this Document. A copy of this document will not be lodged with ASIC. Use of Non-GAAP Financial Measures Tritium presents its operating results in accordance with accounting principles generally accepted in the U.S. ( GAAP ). The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Use of Data Certain information contained in this Document, including that which relates to Tritium’s industry and markets in which it operates, relates to or is based on third party studies, publications and surveys and Tritium’s own internal estimates and research. In some cases, we may not expressly refer to the sources from which this information is derived. In addition, all of the market data included in this Document involves a number of assumptions, estimates and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions or estimates; none of Tritium, DCRN, NewCo, Credit Suisse, nor their representatives or affiliates assumes any responsibility for updating this Document based on facts learned following its use. Finally, while Tritium believes such third party sources and its internal research are reliable, such sources and research have not been verified by any independent source and none of DCRN, Tritium, NewCo or Credit Suisse, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. These and other factors could cause Tritium’s future performance and actual market growth, opportunity and size and the like to differ materially from Tritium’s assumptions and estimates presented herein. tritiumcharging.com/investor‐relations

Disclaimer (2/2 Pages) Use of Projections This Document contains projected financial information with respect to Tritium. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph below. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Document, and the inclusion of such information in this Document should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved nor does Tritium, NewCo or DCRN undertake any obligation to update such projections. None of DCRN’s, NewCo’s, nor Tritium’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Document, and accordingly, none of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Document. In preparing and making certain forward-looking statements contained in this Document, Tritium, NewCo and DCRN made a number of economic, market and operational assumptions. Notably, statements regarding Tritium’s summary financial forecasts are, without limitation, subject to material assumptions regarding Tritium’s ability to economically manufacture and distribute its products at scale and meet its customers’ business needs, Tritium’s ability to successfully execute its growth strategy, Tritium’s ability to maintain required strategic supply and distribution arrangements and customer relationships, rates of adoption of battery electric vehicles by customers in the markets in which Tritium operates, and continuation of favorable regulations and government incentives affecting the markets in which Tritium operates. DCRN, NewCo and Tritium caution that these assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Additionally, on September 22, 2021, Tritium decided to send all remaining European orders by air instead of sea in order to mitigate potential shipping delays. On September 23, 2021, Tritium became aware of significant delays at the ports of Los Angeles and Long Beach, with nearly 100 ships at anchor or in drift areas awaiting berth space. As a result, Tritium decided to send one final shipping container in October 2021 and all remaining U.S. orders after that by air. Tritium cannot assure you that delays in shipping from Australia to the United States and/or other major ports in Europe or Asia, or that actions taken to mitigate delays, such as Tritium delivering its chargers by air rather than by sea from late September 2021, will not decrease Tritium’s revenue, increase Tritium’s cost of goods sold, or adversely affect Tritium’s Gross Profit, EBITDA and Free Cash Flow for the calendar year ending December 31, 2021. Forward Looking Statements Certain statements made in this document are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the Business Combination and including statements regarding the benefits of the transaction, the anticipated timing of the Business Combination, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination or the PIPE Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the Business Combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or PIPE Financing; the inability to recognize the anticipated benefits of the Business Combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the Business Combination; costs related to the Business Combination; the risk that the Business Combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the Business Combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations. Financial Information The financial information and data contained in this Document is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement. This Document also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Tritium is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included. See Use of Projections paragraph above. Unless otherwise indicated, all historical or projected financial information and industry data contained in this Document is presented based on calendar years and not based on Tritium's fiscal year, which ends on 30 June. All monetary figures included in this Document are reflected in U.S. dollars unless otherwise indicated. Figures originally reported in Australian dollars were translated into U.S. dollars for the purposes of this Document. Trademarks and Trade Names Tritium and DCRN own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Document also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Document is not intended to, and does not imply, a relationship with Tritium, NewCo or DCRN, or an endorsement or sponsorship by or of Tritium or DCRN. Solely for convenience, the trademarks, service marks and trade names referred to in this Document may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Tritium, NewCo or DCRN will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Summary of Contracts Insofar as this Document contains summaries of existing agreements and documents, such summaries are qualified in their entirety by reference to the agreements and documents being summarized. Risk Factors For a description of the risks relating to an investment in NewCo, including its business and operations, we refer you to the section entitled “Risk Factors” in the Registration Statement tritiumcharging.com/investor‐relations